Filed by AOL Time Warner Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                         Subject Company:  America Online, Inc.
                                                  Commission File No. 333-30184

The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the AOL/Time Warner merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; and costs related to the merger.

Careful consideration also should be given to cautionary statements made in AOL's reports filed with the SEC, especially the section entitled
"Forward-Looking Statements" in the MD&A section of AOL's 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of AOL's S-3 filing that became effective in November 1999.

                                 * * * * * * * *

The following are slides that were presented on April 25, 2000 by Ted Leonsis, President, Interactive Properties, and that may be used from time to time by others on behalf of AOL:

SEE FINAL AOL TIME WARNER JOINT PROXY STATEMENT/ PROSPECTUS (WHEN FILED WITH THE
SEC)
-PRELIMINARY ALREADY FILED
-CONTAINS IMPORTANT INFO.
-FOR FREE COPY, GO TO SEC WEBSITE (WWW.SEC.GOV) OR WRITE TO AOL AT AOL
 IR@AOL.COM

This Is the Internet Century . . . and AOL Time Warner Will Lead It!

The Environment We Live In

         Defines the Promise of AOL Time Warner

               -  Internet is becoming a necessity for the mass market
               -  Brands win
               -  Convenience is key variable with consumer products
               -  Established  and  habitual  consumer   relationships  are  key
                  building blocks for creating new businesses
               - Large investments required to fully exploit potential of world's largest industry

AOL Time Warner
Why are we really doing AOL Time Warner?

AOL Time Warner
Why:  Three Key Value-Creation Drivers
      Tomorrow (Internet Time)            Transforming     >      New Industries
      Today                               Strategic        >      New Businesses
                                          Tactical         >      Synergies
AOL Time Warner
What: Requirements for Success
      Consumer Relationships              Transforming
      Brands
      Flexibility and Creativity
      Scale and Financial Resources
      Content / Product                   Strategic
      Customer Base
      Distribution and Platforms
      Hardware Relationships
      Natural Synergies                   Tactical

AOL Time Warner
How:  Getting There
      Open, Flexible, Risk-Taking         Transforming
      Environment
      Stretch Goals and Plans             Strategic
      Management Commitment               Tactical

AOL and Time Warner are the Future of Each Other's Businesses . . .

CATALYSTS!

Among the World's Most Valuable Brands
         [pictures of various AOL and Time Warner logos]

Only AOL Time Warner Will Have All the Brands, Tools and Creative Resources to Use the Interactive Medium to Transform Consumers' Lives in the Internet Century
 . . .

 . . . And the Infrastructure to Monetize Them!

Summary
      AOL Time Warner Will Create New Value -- From the Tactical and Strategic to the Transforming -- That Neither Company Could Achieve Alone . . .

                             * * * * * * * * * * * *

AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced above. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. You are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention: Investor Relations, telephone: (703) 265-2741, e-mail: AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

                             * * * * * * * * * * * *